                                                                                                                                                                                                          EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR NINE MONTHS ENDED SEPTEMBER 30,

(UNAUDITED)

(Dollars in millions)	2013	2012
Income before income taxes (1)	$12,574	$14,093

Add: fixed charges, excluding capitalized interest	1,100	1,150

Income as adjusted before income taxes	$13,674	$15,243

Fixed charges:
Interest expense	$733	$760
Capitalized interest	19	16
Portion of rental expense representative of interest	367	390

Total fixed charges	$1,119	$1,166

Ratio of earnings to fixed charges	12.22	13.07

(1) Income before income taxes excludes (a) amortization of capitalized interest, and (b) the company's share in the income and losses of less-than-fifty percent-owned affiliates.

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